

October 8, 2014

<u>Via E-mail</u>
John Calmes
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

     Re: World Acceptance Corporation
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed June 12, 2014
              File No. 000-19599

Dear Mr. Calmes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ John P. Nolan

                           John P. Nolan
                           Senior Assistant Chief Accountant